December 8, 2006

VIA SEDAR

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Toronto Stock Exchange

Points International Ltd.
Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the special meeting (the "Meeting") of the shareholders (the "Shareholders") of Points International Ltd. (the "Corporation") held on December 8, 2006.

The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1: Increase in Board Size

By a vote by way of show of hands, the Shareholders approved an ordinary resolution to increase the size of the board of directors from seven members to nine members.

Item 2: Election of Directors

By a vote by way of show of hands, the Shareholders approved an ordinary resolution to elect the following two directors to hold office until the next annual meeting of shareholders or until their successors are elected or appointed:

Jonathan Merriman
Brian Ladin

Item 3 – Any other business

There was no other business.

POINTS INTERNATIONAL LTD.

by	(signed) "Stephen Yuzpe"
STEPHEN M. YUZPE
Chief Financial Officer and
Corporate Secretary